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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number 1-9627

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ZENITH 401(K) PLAN
A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
Zenith National Insurance Corp. 21255 Califa Street Woodland Hills, CA 91367-5021

        On behalf of The Zenith 401(k) Plan, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are filed herewith:

  1.
  Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

  2.
  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

  3.
  Schedule of Assets Held for Investment Purposes As of December 31, 2001

  4.
  Schedule of Reportable Transactions for the Year Ended December 31, 2001

        The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of The Zenith 401(k) Plan is filed as Exhibit 23 to this annual report.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ZENITH 401(K) PLAN
Date: June 19, 2002	/s/ WILLIAM J. OWEN William J. Owen Member of the Zenith 401(k) Plan Administrative Committee

The Zenith 401(k) Plan
Report on Audited Financial Statements
and Supplemental Schedules
For the Year Ended December 31, 2001

The Zenith 401(k) Plan
Financial Statements and Supplemental Schedules

Table of Contents

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3
Notes to Financial Statements	4-11
Supplemental Schedules:
Schedule of Assets Held for Investment Purposes as of December 31, 2001	12
Schedule of Reportable Transactions for the Year Ended December 31, 2001	13

        Certain schedules have been omitted because they are not applicable, not material, or because the information is included in the financial statements or notes thereto.

Report of Independent Accountants

To the Participants and Administrative Committee of
The Zenith 401(k) Plan

        In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Zenith 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 5, 2002

The Zenith 401(k) Plan
Statements of Net Assets Available for Benefits

As of December 31,	2001	2000
Investments	$34,021,374	$32,615,651
Receivables:
Accrued interest	210	2,758
Contributions	5,993	169,502

Net assets available for benefits	$34,027,577	$32,787,911

The accompanying notes are an integral part of these financial statements.

The Zenith 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31,	2001
Additions:
Contributions:
Employer	$1,490,650
Participant	4,324,940
Rollovers	520,946

Total contributions	6,336,536
Investment income:
Dividends	149,412
Interest	566,074
Net depreciation in the fair value of investments	(3,748,111)

Total investment loss	(3,032,625)

Total additions	3,303,911

Deductions:
Benefits paid to participants	(2,061,427)
Fees	(2,818)

Total deductions	(2,064,245)

Net increase	1,239,666
Net assets available for benefits:
Beginning of year	32,787,911

End of year	$34,027,577

The accompanying notes are an integral part of these financial statements.

The Zenith 401(k) Plan
Notes to Financial Statements

1.    The Plan

  General

  The Zenith 401(k) Plan (the "Plan") is a self-directed account plan in compliance with the Employee Retirement Income Security Act of 1974 ("ERISA") Section 404(c), effective August 1, 1988. The Plan is offered to all eligible employees of Zenith National Insurance Corp. ("Zenith National") and those of its subsidiaries that elect to become "participating employers" (collectively, the "Company"). The Plan is subject to the provisions of ERISA and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code").

  Administration

  The Plan is administered by an Administrative Committee appointed by the Board of Directors of Zenith National. The Administrative Committee has responsibility for administration of the Plan, including supervision of the collection of contributions, delivery of such contributions to the trustee of the Plan (J. P. Morgan Chase (the "Trustee")), and maintenance of necessary records. The Administrative Committee has contracted with Metropolitan Life Insurance Company ("MetLife") to provide record keeping services for the Plan.

  The Trustee holds all assets of the Plan in a trust (the "Trust") created under an agreement dated as of December 30, 1996. The Trustee's responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.

  Eligibility

  A newly hired employee is eligible to participate as of the first of the month coinciding with, or next following, his or her date of hire. There are no age restrictions.

  Contributions

  Participants may elect to contribute between 1% to 15% of their compensation up to a maximum of $10,500 for 2001 ("Salary Reduction Contributions"). The maximum is adjusted each year for increases in the cost of living, as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual's Salary Reduction Contributions and similar contributions under other plans. The Company contributes 50% of the participant's "matched" contribution amount. Matched contributions are defined as the participant's contribution equal to the first 6% of his or her annual compensation. The Company's matching contribution shall not exceed 3% of a participant's annual compensation.

  Compensation includes wages, bonuses, commissions, overtime pay and elective deferrals. In 2001, the Company's matching contribution was invested exclusively in the Zenith Company Stock Fund except as otherwise provided in the Plan document. (See "Investments" below for changes effective in 2002 on the investment of Company matching contributions.)

  The Salary Reduction Contributions and Company matching contributions are transferred to the Trustee semi-monthly.

  Participants may allocate their Salary Reduction Contributions among investment options in such percentages as they determine, so long as the amount directed to the Zenith Company Stock Fund does not exceed 20% of that contribution. The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day, except that amounts may only be transferred out of, but not into, the Zenith Company Stock Fund.

  Participant Accounts

  Each participant's account is credited with: (1) Salary Reduction Contributions, (2) participant rollover contributions from non-Company plans, (3) Company matching contributions, and (4) fund earnings. Allocations of earnings are based on account balances, as defined in the Plan Document. These accounts are summarized in the accompanying financial statements as net assets available for benefits.

  Vesting

  Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions and earnings thereon upon termination from the Company or upon separation caused by death of the participant. All Company matching contributions are subject to a five-year graduated vesting schedule. However, irrespective of the vesting schedule, a participant is fully vested upon his or her death, disability or attainment of age 65.

  Forfeitures

  Upon termination of service, a participant forfeits any nonvested Company matching contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future Company matching contributions to the Plan.

  In 2001, Company matching contributions were reduced by $49,000 from forfeited nonvested accounts. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $8,806 and $15,152, respectively.

  Withdrawals Prior to Termination of Employment

  Except in limited circumstances, participants may not make withdrawals from their accounts while employed by the Company. Hardship withdrawals of a participant's Salary Reduction Contributions are permitted only if a participant has an immediate and heavy financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. Participants are entitled to withdraw amounts that they had rolled over into the Plan. In addition, participants who reach 59 1/2 years may take an in-service withdrawal of the vested portion of the individual accounts.

  Investments

  Subject to certain limitations detailed in the Plan Document, participants may allocate their past and future account balances attributable to Salary Reduction Contributions and rollovers in any combination of investment options set out below.

  In 2001, Company matching contributions and any earnings thereon were invested in the Zenith Company Stock Fund, and were not subject to participant direction until such participant reaches age 55. Upon attainment of age 55, the participant was able to direct such funds up to certain percentage limitations as set forth in the Plan Document. As of December 31, 2001 and 2000, the net assets in the Zenith Company Stock Fund of $9,267,925 and $8,233,356, respectively, were nonparticipant-directed.

  Effective February 15, 2002, the Plan was amended so that all future Company matching contributions will no longer be invested exclusively in the Zenith Company Stock Fund, but will be directed to the same investments and in the same proportion as that participant directs his or her Salary Reduction Contributions. Also effective February 15, 2002, participants 40 years and older with ten years of service and participants 55 and older are permitted to transfer without penalties, restrictions or limitations prior Company matching contributions made to the Zenith Common Stock Fund to other investments.

  Information about the significant components of the changes in net assets available for plan benefits relating to the nonparticipant-directed investment in the Zenith Company Stock Fund was as follows:

Year Ended December 31, 2001
Additions:
Contributions	$1,674,265
Investment loss	(111,060)

Total additions	1,563,205

Deductions:
Benefits paid to participants	444,466
Transfers, fees and other	84,170

Total deductions	(528,636)

Net increase	$1,034,569

  Investment Options

  ZENITH COMPANY STOCK FUND invests solely in the common stock, par value $1 per share, of Zenith National ("Zenith Common Stock"), which subjects the fund to non-diversification risk.

  PBHG GROWTH FUND is a mutual fund that seeks capital appreciation. The fund normally invests at least 65% of its total assets in common stocks and convertible securities of small and medium sized growth companies whose market capitalization or annual revenues are up to $2 billion. Investment in small capitalization and emerging growth companies involves greater risks and the value of these types of investments may fluctuate more widely than those in larger, more established companies.

  STATE STREET RESEARCH LARGE CAP VALUE FUND is a mutual fund that seeks long-term growth of capital, and secondarily, income. Under normal market conditions, the fund invests at least 65% of total assets in large-cap value stocks, which may include common and preferred stocks, convertible securities and warrants.

  DREYFUS FOUNDERS BALANCED FUND is a mutual fund that seeks current income and capital appreciation. The fund normally invests in a balanced portfolio of common stocks, U.S. and foreign government securities, and a variety of corporate fixed-income obligations. The equity portion of the portfolio emphasizes common stocks with the potential for capital appreciation. While these stocks generally pay regular dividends, the fund also may invest in non-dividend-paying companies.

  JANUS WORLDWIDE FUND is a mutual fund that seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks of companies of any size throughout the world. The fund normally invests in issuers from at least five different countries, including the United States but may at times invest in fewer than five countries or even a single country. Investing in funds that hold all or a portion of their portfolio in international securities carries additional risks not present in funds that invest exclusively in domestic issues. These risks include changes in currency exchange rates and economic conditions as well as different governmental regulations and accounting standards.

  SCUDDER GROWTH AND INCOME FUND is a mutual fund that seeks long-term growth of capital, current income and growth of income. The fund invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which the advisor believes are misunderstood and undervalued and which expect to deliver above average performance while minimizing risk. To identify these stocks, the fund's managers employ an investment process focusing on dividend paying securities and high relative yield screens identified by original research.

  CREDIT SUISSE EMERGING GROWTH FUND (formerly WARBURG PINCUS EMERGING GROWTH FUND) is a mutual fund that seeks to increase the value of an investment over the long term through capital appreciation. The fund invests primarily in common stocks of rapidly growing small and medium sized companies (emerging growth companies) which generally will benefit from new products or services, technology, or changes in management. Stocks are spread across many industries and the portfolio managers look for growth characteristics such as positive earnings and the potential for accelerated growth. Investments in emerging growth companies may be more volatile and less liquid than investments in larger, more well-known companies. Share price and return will vary. Investment in small capitalization and emerging growth companies involves greater risks and the value of these types of investments may fluctuate more widely than those in larger, more established companies. This fund will no longer be available to plan participants after June 30, 2002.

  METLIFE STOCK MARKET INDEX GUARANTEE ACCOUNT is a pooled separate account available through a group annuity contract of MetLife. MetLife guarantees the account will provide a return equal to the performance of the Standard & Poor's 500 Composite Stock Price Index, assuming reinvestment of dividends minus an annual management fee. Principal is not guaranteed, however, since the underlying Index can rise or fall. The account invests in a selection of the stocks of the S&P 500 and is re-balanced, on an average of once a week, for capitalization changes in, and reinvestment of, portfolio dividends.

  JANUS OLYMPUS FUND is a mutual fund that seeks long-term growth of capital. The fund invests primarily in common stocks selected for their growth potential. The fund may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies. Investment in small capitalization and emerging growth companies involves greater risks and the value of these types of investments may fluctuate more widely than those in larger, more established companies.

  METLIFE GUARANTEED FIXED INCOME ACCOUNT—seeks to provide a guarantee of both principal and a rate of interest (5.25% and 5.75% for the years ended December 31, 2001 and 2000, respectively) determined as of the beginning of the year for a period of one year. This account is composed of one or more group annuity contracts issued only for the Plan. The contracts may include guaranteed interest and/or guaranteed interest alternative contracts. The guarantees are made by each contract issuer and are not backed or insured by the Plan, the Federal Government or other entity. The account's objective is to protect principal and offer fixed returns which compare favorably with the yields of intermediate-term government securities.

  MANAGERS SPECIAL EQUITY FUND is a mutual fund that seeks to achieve long-term capital appreciation through a diversified portfolio of equity securities of small to medium sized U.S. companies. This fund was added as an option effective January 1, 2002.

  Participant Loans Receivable

  Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts, or (b) $50,000, reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans receivable. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate charged by J. P. Morgan Chase as of the close of the last business day of the month preceding the calendar quarter in which the loan is made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan amount in full.

  Payment of Benefits

  If a distribution is made upon termination of employment, retirement, permanent disability or death, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant's election, cash or shares of Zenith Common Stock, plus cash in lieu of any fractional shares, with respect to the Zenith Company Stock Fund. Payments are generally processed twice a month.

  Expenses

  The Plan provides that all expenses of the Plan (i.e., legal, accounting, administration, and brokerage fees) will be paid by the Company, with the exception of expenses related to the administration of the mutual funds offered as investment alternatives. Expenses related to the administration of the mutual funds will be paid by the respective mutual funds, and will be reflected in the overall investment return of such funds. Plan expenses excluding expenses related to the administration of the mutual funds for 2001 totaled $99,004.

  Termination

  While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant would be 100% vested in his or her Company matching contributions.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

  Use of Estimates

  The preparation of the financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

  The accounting for the Plan's investment in the Zenith Company Stock Fund is the unit valuation method. The total value of the fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on Zenith Common Stock, expenses, realized gains and losses on its sale of Zenith Common Stock, and unrealized appreciation or depreciation in the value of Zenith Common Stock. The value of the Zenith Company Stock Fund is determined using the closing price of Zenith Common Stock on the New York Stock Exchange.

  Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan.

  Dividends and capital gains distributions declared by a mutual fund are allocated to each individual participant holding units in the mutual fund. Each participant's shares as of a record date are multiplied by the dividend rate declared by the mutual fund. Certain funds declare a daily dividend rate and each day is a record date for those funds. At the end of the month, each participant's account balance for each day of the month is credited with each day's dividend based on the rates declared.

  Generally, interest, dividends and capital gain distributions are allocated to a participant's account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

  Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are computed on an average-cost basis. Net appreciation (depreciation) in the fair value of investments disclosed in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

  The Plan's investment in the MetLife Guaranteed Fixed Income Account is valued at contract value which represents contributions plus interest earned, less benefits paid and transfers to/from other funds. As of December 31, 2001 and 2000, the contract value approximated fair value. The contract value does not contain any reserves for credit risk of the contract issuer or otherwise.

  The MetLife Stock Market Index Guarantee Account offered under the MetLife program is a pooled separate account. The value of the separate account is determined at the close of each business day based on market value. The value of the account is expressed in "units." The units are net of daily investment management expenses. The "unit value" is the dollar value of one unit, determined as of the close of each business day.

  Participant loans are valued at cost, which approximates fair value.

  Contributions

  Salary Reduction Contributions and Company matching contributions are recorded in the period that a participant's payroll deduction is made.

3.    Investments

  The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

	December 31,
	2001	2000
Zenith Company Stock	$9,262,205	$7,850,880
PBHG Growth Fund	2,257,738	3,108,716
State Street Research Large Cap Value Fund	1,706,722
Janus Worldwide Fund	5,278,663	6,481,490
Scudder Growth and Income Fund	2,107,793	2,137,619
Credit Suisse Emerging Growth Fund		1,691,290
MetLife Guaranteed Fixed Income Account	9,320,809	7,750,275

  The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended December 31, 2001
Zenith Company Stock	$(110,441)
Mutual funds	(3,616,475)
Pooled separate account	(21,195)

Total net depreciation in the fair value of investments	$(3,748,111)

4.    Risks and Uncertainties

  The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

  If one or all of the unallocated, guaranteed investment contracts were to be terminated by the Plan prior to the final maturity date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the fair value under relevant provisions of the agreements.

5.    Tax Status

  The Plan received a determination letter from the Internal Revenue Service, dated November 16, 1998, which states that the Plan qualifies under Sections 401(a) and 401(k) of the Code and the Trust is exempt from federal income taxes under Section 501(a) of the Code.

  Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to be in compliance with the Code.

6.    Federal Income Taxes Applicable to Participants

  The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows. An expanded discussion of tax consequences is available in the Summary Plan Description/Prospectus dated December 15, 2001.

  In general, Salary Reduction Contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant's account are not subject to tax when credited.

  Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

  In addition to regular taxes, most distributions received before a participant is age 59 1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.

7.    Reconciliation of Financial Statements to the Form 5500

  Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

  The following is a reconciliation of net assets available for benefits as shown in the accompanying financial statements to those shown in the Form 5500:

	December 31,
	2001	2000
Net assets available for benefits per the accompanying financial statements	$34,027,577	$32,787,911
Amounts allocated to withdrawing participants at end of year	(51,467)

Net assets available for benefits per Form 5500	$33,976,110	$32,787,911

  The following is a reconciliation of benefits paid to participants as shown in the accompanying financial statements to those shown in the Form 5500:

Year Ended December 31, 2001
Benefits paid to participants per the accompanying financial statements	$(2,061,427)
Amounts allocated to withdrawing participants at end of year	(51,467)

Benefits paid to participants per Form 5500	$(2,112,894)

The Zenith 401(k) Plan
Schedule of Assets Held for Investment Purposes
As of December 31, 2001
(See Report of Independent Accountants)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
**	Zenith National Insurance Corp.	Common Stock, $1.00 per share par value	$7,467,495	$9,262,205
*	PBHG Funds	Growth Fund—Mutual Fund		2,257,738
*	State Street Research Funds	Large Cap Value Fund—Mutual Fund		1,706,722
*	Dreyfus Founders Funds	Balanced Fund—Mutual Fund		893,856
*	Janus Funds	Worldwide Fund—Mutual Fund		5,278,663
*	Scudder Funds	Growth and Income Fund—Mutual Fund		2,107,793
*	Credit Suisse Funds	Emerging Growth Fund—Mutual Fund		1,423,203
*	Metropolitan Life Insurance Company	Stock Market Index Guarantee Account—Pooled Separate Account		418,899
*	Janus Funds	Olympus Fund—Mutual Fund		556,806
*	Metropolitan Life Insurance Company	Guaranteed Fixed Income Account at 5.25%		9,320,809
	Participant Loans	Various Maturity Dates—interest rate ranges from 6.0%-9.5%		794,680

	Total investments			$34,021,374

*
Indicates a party-in-interest for which a statutory exemption exists.

**
Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

The Zenith 401(k) Plan
Schedule of Reportable Transactions(1)
For the Year Ended December 31, 2001
(See Report of Independent Accountants)

(a) Identity of Party Involved	(b) Description of Assets (Including Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Zenith National Insurance Corp.(2)	Common Stock
	(47 transactions)	$1,805,655		$1,805,655	$1,805,655
	(82 transactions)		$606,197	509,214	606,197	$96,983

(1)
Under ERISA, a reportable transaction is a transaction or a series of transactions during the Plan year that involves more than 5% of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

(2)
Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

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Signatures
The Zenith 401(k) Plan Report on Audited Financial Statements and Supplemental Schedules For the Year Ended December 31, 2001
Table of Contents
Report of Independent Accountants